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Flamel Technologies S.A.

IMPORTANT EXTRAORDINARY MEETING INFORMATION 000004

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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Extraordinary Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A The Board of Directors recommends to vote in favor of all resolutions, except for seventh (7th) and eighth (8th) resolutions

EXTRAORDINARY RESOLUTIONS

	For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	7.	☐	☐	☐
2.	☐	☐	☐	8.	☐	☐	☐
3.	☐	☐	☐	9.	☐	☐	☐
4.	☐	☐	☐				
5.	☐	☐	☐				
6.	☐	☐	☐				

B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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EXTRAORDINARY RESOLUTIONS

1. Authorization to be granted to the Board of Directors for issue of a maximum number of three million (3,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS) with preferential subscription rights for shareholders; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
2. Authorization to be granted to the Board of Directors for issue of a maximum number of fifteen million (15,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), with removal of the shareholders' preferential subscription right and reserved for a category of persons defined by the third resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
3. Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the second resolution to the benefit of a category of persons consisting of any financial management company or investment fund managed by a financial management company with at least EUR 35,000,000 in total assets under management or companies or entities (including holding companies) which invest in listed or unlisted mid-size companies as part of their regular business.
4. Limitation to the total number of shares to be issued pursuant to the first and second resolutions to fifteen million (15,000,000) shares.
5. Authorization to be granted to the Board of Directors for issue of a maximum number of two million (2,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), with removal of the shareholders' preferential subscription rights and reserved for a category of persons defined by the sixth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
6. Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fifth resolution to the benefit of a category of persons consisting of any public or private company engaged in the manufacture, sale, marketing and/or distribution of pharmaceutical products or active pharmaceutical ingredients.
7. Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.
8. Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the seventh resolution to the benefit of a category of persons consisting of employees of the Company.
9. Powers for formalities.

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — Flamel Technologies S.A.

Instructions to the Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. (New York City Time) on February 4, 2014)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on January 17, 2014 at the Extraordinary Shareholders Meeting of Flamel Technologies S.A. to be held on February 11, 2014 in respect of the resolutions specified on the reverse.

Please direct the Depositary how it is to vote by placing an X in the appropriate box beside each resolution.

If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to vote such Deposited Securities and the Depositary shall vote such Deposited Securities in favor of any resolution proposed by the management of the Issuer and against any resolution not proposed by such management, except in case where (i) the Issuer does not wish such vote cast, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Shares or American Depositary Shares.

NOTE: As registered owners of American Depositary Shares are not registered as holders of Shares on the registry maintained by or on behalf of Flamel Technologies, S.A., in accordance with French company law and the statutes of the Flamel Technologies S.A., registered owners of American Depositary Shares have no standing to (i) appear and vote at any meeting of holders of Shares, or (ii) propose any resolution at any shareholders' meeting. If a holder of American Depositary Shares wishes to appear and vote at any meeting of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender its receipts and withdraw the corresponding Deposited Securities pursuant to Section 2.5 of the Deposit Agreement and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior to the date of the relevant shareholders' meeting to appear and vote at such meeting, or (ii) twenty five (25) calendar days prior to the date of the relevant shareholders' meeting to propose any such resolution.

(Continued and to be marked, dated and signed, on the other side)